UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 26, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by ZOLL Medical Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the first paragraph under the heading “Intent to Tender; Tender and Voting Agreement”:

On March 29, 2012, Parent, HoldCo and Merger Sub provided Mr. Richard A. Packer, the Company’s Chief Executive Officer, with a waiver of the terms of the Tender and Voting Agreement (the “Limited Waiver”), to which all Shares held by Mr. Packer are subject, rendering it inapplicable to 50,000 Shares that the parties understand will be donated by Mr. Packer to a charitable gift fund (the “Donated Shares”). All other Shares held by Mr. Packer remain subject to the Tender and Voting Agreement. In connection with such donation, the charitable gift fund confirmed that it would tender the Donated Shares pursuant to the Offer. The foregoing summary is qualified in its entirety by reference to the text of the Limited Waiver, which is filed as Exhibit (e)(51) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the information set forth under the heading “Certain Litigation” with the following:

Between March 15, 2012 and March 25, 2012, four plaintiffs filed purported class actions against the Company, its directors, Parent, HoldCo, and Merger Sub in connection with the transactions contemplated by the Merger Agreement. Three of those suits are captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-0995); Rodriguez v. ZOLL Medical Corp., (Case No. 12-1004); and Rubins v. ZOLL Medical Corp., et al., (Case No. 12-1014), each of which was brought in the Massachusetts Superior Court, Middlesex County. A fourth suit was filed in the United States District Court for the District of Massachusetts captioned Unger v. Packer, et al. (Case No. 12-cv-10543). Each of the suits alleged that the defendants breached and/or aided and abetted the breach of fiduciary duties to the Company shareholders by seeking to sell the Company through an allegedly unfair process and for an unfair price and on unfair terms. The suits sought, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement (to the extent it has already been implemented), as well as attorney’s fees and costs. Two of the suits also sought damages.

On March 26, 2012, a fifth complaint, captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-1190 BLS), was filed in the Business Litigation Session (“BLS”) of the Superior Court Department in Suffolk County, Massachusetts. The complaint asserts the same claims and seeks the same injunctive relief as the four previous complaints filed. On March 28, 2012, the parties to the BLS case filed with the BLS a proposed Stipulation and

Order that provides for the dismissal of the four previously filed actions, appoints Gabriel Rodriguez Lead Plaintiff for the putative class, designates Robbins Geller Rudman & Dowd LLP as Lead Counsel for the putative class, and provides for certain expedited discovery to be exchanged by the parties. On March 29, 2012, the plaintiffs in the BLS action filed an Amended Class Action Complaint, adding allegations that the Company defendants breached their fiduciary duties by failing to disclose material information concerning the transactions contemplated by the Merger Agreement.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit No.	Exhibit	Incorporated by Reference
		Form	File Date	Exhibit or File No.

(e)(51)	Limited Waiver of Tender and Voting Agreement, dated as of March 29, 2012, by Parent, HoldCo and Merger Sub (incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Asahi Kasei Corporation and Asclepius Subsidiary Corporation on April 2, 2012 (the “Schedule TO”))	Schedule TO	4/2/12	(d)(4)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: April 2, 2012

ZOLL MEDICAL CORPORATION

By:	/s/ Richard A. Packer
Name: Title:	Richard A. Packer Chief Executive Officer